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12014239

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SEC FILE NUMBER
8-51002

SEC Mail Processing Section RECEIVED FEB 29 2012 WASH. DC 196

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/11 (MM/DD/YY) AND ENDING 12/31/11 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Eagle One Investments, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2208 E Broadway
(No. and Street)

Bismarck	ND	58501
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Dave Paulson 701-223-5394
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Eide Bailly LLP
(Name – *if individual, state last, first, middle name*)

4310 17th Ave S	Fargo	ND	58108
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Dave Paulson, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Eagle One Investments, LLC, as of December 31, 20 11, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

LORI SCHMIDT
Notary Public
State of North Dakota
My Commission Expires June 26, 2015

Signature

~~President~~ Treas.

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Financial Statements
December 31, 2011 and 2010

Eagle One Investments, LLC

EideBailly

Financial Statements
December 31, 2011 and 2010

Eagle One Investments, LLC

EideBailly

CPAs & BUSINESS ADVISORS

Independent Auditor's Report

The Members
Eagle One Investments, LLC
Washington, Iowa

We have audited the accompanying statements of financial condition of as of December 31, 2011 and 2010, and the related statements of operations, changes in members' equity, and cash flows for the years then ended, that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Eagle One Investments, LLC as of December 31, 2011 and 2010and the results of its operations and cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the financial statements taken as a whole. The supplementary information contained on page 13 required by Rule 17a-5 under the Securities and Exchange Act of 1934 is presented for the purpose of additional analysis and is not a required part of the financial statements. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information is fairly stated in all material respects in relation to the financial statements as a whole.

Eide Bailly LLP

Fargo, North Dakota
February 27, 2012

www.eidebailly.com

1730 Burnt Boat Loop, Ste. 100 | P.O. Box 1914 | Bismarck, ND 58502-1914 | T 701.255.1091 | F 701.224.1582 | EOE

	2011	2010
Assets		
Current Assets		
Cash and cash equivalents		
Unrestricted	$ 292,094	$ 722,532
Restricted	75,000	50,000
	367,094	772,532
Receivables		
Trade	278,192	383,776
Sales representatives and financial institutions	47,417	47,383
Prepaid expenses	1,158	1,158
Other	1,581	1,080
Total current assets	695,442	1,205,929
Sales Representatives Receivable - Long-Term	4,967	50,714
Property and Equipment, at Cost		
Leasehold improvements	14,762	14,762
Computer and office equipment	67,358	65,176
	82,120	79,938
Accumulated depreciation/amortization	(59,713)	(51,629)
	22,407	28,309
	$ 722,816	$ 1,284,952
Liabilities and Members' Equity		
Current Liabilities		
Accounts payable - vendor	$ 19,317	$ 6,589
Accrued commissions and rents	390,645	435,531
Estimated accrued settlements	25,000	-
Other accrued liabilities	7,803	489
Total current liabilities	442,765	442,609
Members' Equity	280,051	842,343
	$ 722,816	$ 1,284,952

	2011	2010
Operations		
Revenue		
Commissions	$ 7,274,101	$ 6,658,105
Interest	7,431	12,788
Miscellaneous	72,726	115,965
	7,354,258	6,786,858
Expenses		
Commissions and rents	6,134,325	5,577,002
Management service fees	574,000	599,000
Vendor charges and fees	145,509	145,408
Professional services	100,818	173,051
Conventions and meetings	73,495	70,993
Dues, fees and subscriptions	60,200	70,041
Office rent and utilities	42,899	42,870
Telephone and internet service	38,255	41,014
Consulting	27,700	29,180
Office and computer supplies	25,064	22,612
Postage	23,275	15,285
Software rental	19,056	18,770
Travel	18,343	17,075
Licensing and filing	18,178	27,200
Life and health insurance - owners	13,413	26,380
Guaranteed payments	14,375	13,000
Maintenance	12,387	14,181
Depreciation and amortization	8,084	10,914
Insurance	7,302	6,670
Equipment rental	5,716	6,211
Meals and entertainment	2,960	2,852
State business taxes	2,654	2,225
Advertising	1,078	1,256
Miscellaneous	13,367	16,712
	7,382,453	6,949,902
Net income (loss) from operations	(28,195)	(163,044)
Other Income (Loss)		
Realized gain on sale of investments	-	2,374
Other - change of clearing firm	(21,554)	-
Net gain (loss) on settlement of claims	(107,748)	165,074
	(129,302)	167,448
Net Income (Loss)	$ (157,497)	$ 4,404

	Members' Equity	Accumulated Other Comprehensive Income	Total Members' Equity
Balance - December 31, 2009	$ 1,252,765	$ 2,646	$ 1,255,411
Comprehensive income			
Net income	4,404	-	4,404
Less reclassification adjustment from sale of securities	-	(2,646)	(2,646)
Total comprehensive income			1,758
Member units redeemed	(414,826)	-	(414,826)
Balance - December 31, 2010	842,343	-	842,343
Net loss	(157,497)	-	(157,497)
Member units redeemed	(30,700)	-	(30,700)
Member distributions	(374,095)	-	(374,095)
Balance - December 31, 2011	$ 280,051	$ -	$ 280,051

	2011	2010
Operating Activities		
Net income (loss)	$ (157,497)	$ 4,404
Charges and credits to net income (loss) not affecting cash		
Depreciation and amortization	8,084	10,914
Gain on sale of investments	-	(2,374)
Changes in assets and liabilities		
Receivables	151,297	(21,767)
Prepaid expenses	-	10,842
Other	(501)	(766)
Accounts payable - vendor	12,728	(7,392)
Accrued commissions and rents	(44,886)	57,587
Estimated accrued settlements	25,000	-
Other accrued liabilities	7,314	(3,965)
Net Cash from (used for) Operating Activities	1,539	47,483
Investing Activities		
Proceeds from sale of investments	-	5,674
Purchase of equipment	(2,182)	(12,957)
Net Cash from (used for) Investing Activities	(2,182)	(7,283)
Financing Activities		
Payment for member units redeemed	(30,700)	(414,826)
Member distributions	(374,095)	-
Net Cash from (used for) Financing Activities	(404,795)	(414,826)
Net Change in Cash and Cash Equivalents	(405,438)	(374,626)
Cash and Cash Equivalents at Beginning of Year	772,532	1,147,158
Cash and Cash Equivalents at End of Year	$ 367,094	$ 772,532

Note 1 - Principal Activity and Significant Accounting Policies

Nature of Business

Eagle One Investments, LLC (Company) was formed March 30, 1998 as an Iowa company operating as a broker/dealer in securities under the Securities Exchange Act of 1934. The Company limits its activity to selling mutual fund investments, annuities and general securities on a "fully disclosed basis." The Company has offices in North Dakota and Iowa and has sales representatives in California, Colorado, Illinois, Iowa, Minnesota, Mississippi, Nebraska, North Dakota, and Wisconsin. The Company will continue perpetually unless dissolved by the members.

The Company operates under the provisions of Paragraph (k)(2)(ii) of Rule 15c3-3 of the Securities and Exchange Commission and, accordingly, is exempt from the remaining provisions of that Rule. Essentially, the requirements of Paragraph (k)(2)(ii) provide that the Company clear all transactions with and for customers on a fully disclosed basis with a clearing broker/dealer and promptly transmit all customer funds and securities to the clearing broker/ dealer. The clearing broker/dealer carries all of the accounts of such customers and maintains and preserves all related books and records as are customarily kept by a clearing broker/dealer.

Security Transactions and Trade Date Basis Securities Purchases

Proprietary securities transactions, commission revenue and related expenses are recorded on a trade date basis. Liabilities for trade date basis purchases of securities represent obligations to the Company's registered representatives and financial institutions.

Accounts Receivable

Accounts receivable result from commissions earned on sales of investments. Commissions are generally received within thirty days from the date of the sale of the related investments. The Company regularly monitors all receivable balances and charges bad debt expense with any receivables deemed uncollectible. The Company does not charge interest and does not require collateral on accounts receivable.

Income Taxes

Federal and state income taxes are not payable by, or provided for, the Company. Members are taxed individually on their share of Company earnings. The Company's net revenue is allocated to the members in accordance with their ownership percentages. Federal and state tax authorities generally have the right to examine and audit the previous three years of tax returns filed. The Company's federal income tax returns prior to fiscal year 2008 are closed.

The Company pays a special state business tax in the State of California and had previously amended several of its state income tax returns in California. The Company's California state income tax returns for the years 2008-2011 are currently open for examination or audit.

In accordance with FASB ASC 740-10 (formerly Financial Interpretation No. 48, *Accounting for Uncertainty in Income Taxes*), the Company undergoes an annual analysis of its various tax positions, assessing the likelihood of those positions being upheld upon examination with relevant tax authorities, as defined by FASB ASC 740-10. At December 31, 2011 and 2010, the Company had no tax positions that would not be upheld under examination.

Any interest or penalties assessed to the Company are recorded in operating expenses. For the years ended December 31, 2011 and 2010, there were no interest or penalties recorded in the accompanying financial statements.

Personal Assets and Liabilities

In accordance with the generally accepted method of presenting financial statements of limited liability companies, the financial statements do not include the personal assets and liabilities of the members, including their obligations for income taxes on the net income of the company or their right to a refund based on its net loss.

Advertising

Costs for advertising are expensed as incurred. Advertising costs totaled $1,078 and $1,256 in 2011 and 2010, respectively.

Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Concentration of Credit Risk

The Company's cash balance is maintained in various bank deposit accounts. One of these accounts is periodically in excess of federally insured limits.

Cash and Cash Equivalents

The Company considers all temporary, highly liquid investments and all certificates of deposit to be cash equivalents.

Depreciation and Amortization

Property and equipment are recorded at cost. Depreciation and amortization are computed using accelerated and straight-line methods over the following estimated useful lives:

Leasehold improvements	39.5 years
Computer and office equipment	5-7 years

Subsequent Events

The Company has evaluated subsequent events through February 27, 2012, the date which the financial statements were available to be issued.

Note 2 - Sale of Stock Investment

During 2010, the Company received proceeds of $5,674 from the sale of its NASD Stock. The realized gain of $2,374 from the sale is reported in the statement of operations, and a reclassification adjustment of $2,646 was made to comprehensive income in the statement of members' equity and other comprehensive income to adjust previously reported net unrealized holding gains.

Note 3 - Off-Balance-Sheet Risk and Concentration of Credit Risk

As discussed in Note 1, the Company's customers' securities transactions are introduced on a fully disclosed basis with its clearing broker/dealer. The clearing broker/dealer carries all of the brokerage accounts of the customers of the Company and is responsible for execution, collection of and payment of funds and receipt and delivery of securities relative to customer transactions. Off-balance-sheet risk exists with respect to these transactions due to the possibility that customers may be unable to fulfill their contractual commitments, wherein the clearing broker/dealer may charge any losses it incurs to the Company. The Company seeks to minimize this risk through procedures designed to monitor the credit worthiness of its customers and that customer transactions are executed properly by the clearing broker/dealer.

Commissions receivable represent amounts due the Company from its clearing broker, mutual funds and annuity issuers relating to customer transactions introduced by the Company.

Note 4 - Reserve Requirements

The Company is exempt from Securities and Exchanges Commission Rule 15c3-3 under section (k)(2)(A) and, therefore, is not required to make the periodic computation for determination of reserve requirements and information relating to the possession and control requirements under Rule 15c3-3.

Note 5 - Net Capital Requirements

The Company is subject to the Securities and Exchange Commission's uniform net capital rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. The rule also provides that equity capital may not be withdrawn or dividends paid if the resulting net capital ratio would exceed 10 to 1. As of December 31, 2011 and 2010, the Company's net capital ratio, net capital, and net capital requirements were as follows:

	2011	2010
Net capital ratio	2.96:1	.65:1
Net capital	$ 165,853	$ 681,669
Net capital requirement	$ 50,000	$ 50,000

The Securities and Exchange Commission has adopted certain amendments to its Net Capital Rule requiring increased minimum net capital for brokers and dealers in securities. The Company is still subject to a $50,000 minimum net capital requirement. The Company is also subject to the requirements that if aggregate indebtedness multiplied by 6-2/3 percent is higher, the minimum net capital would be increased to the higher amount.

Note 6 - Related Party Transactions

Management Services Agreement

The Company has entered into a management services agreement with EOI Management, Inc., a company related through common ownership. Under the terms of the agreement, EOI Management, Inc. is responsible for the Company's accounting, recordkeeping, determination of commissions, marketing support, compliance monitoring and testing, and various consultation, training, and assistance to be provided to the Company's agents and their customers. Commission amounts paid or owed to the Company's sales agents are determined by EOI Management, Inc. but continue to be paid directly by the Company. This agreement will expire on December 31, 2012 unless extended. During 2011 and 2010, the Company paid $574,000 and $599,000, respectively, in management service fees to EOI Management, Inc. for these services based on varying monthly amounts.

Office Lease

The Company leases office space under a monthly operating lease agreement with EOI Land Company, LLC, a company related through common ownership. Terms of the lease call for monthly payments of $2,000 and payment of all real estate taxes and utilities. This lease will expire on December 31, 2012 unless extended. Office lease payments to EOI Land Company, LLC totaled $24,000 each year in 2011 and 2010.

Commissions

Commissions paid to members of the Company totaled $2,383,376 and $2,251,762 in 2011 and 2010, respectively.

Guaranteed Payments

During 2010, the Company made guaranteed payments of $1,000 to each of thirteen board members. On June 1, 2011, the Company began making guaranteed payments of $250 per month to nine board members for each month of active service on the board. Guaranteed payments totaled $14,375 and $13,000 in 2011 and 2010, respectively.

Receivables from Sales Representatives and Financial Institutions

The Company has a receivable from one of the Company's sales representatives for client settlements paid by the Company on behalf of the sales representative. Payments are expected to be received monthly from the sales representative until the amount is paid in full. The Company's receivable from the sales representative totaled $21,841 and $38,714 at December 31, 2011 and 2010, respectively.

During 2010, the Company loaned $40,000 to one of the Company's sales representatives to assist in the representative's employment transition with the Company. Under the terms of the note receivable, the Company is to retain ten percent of the representative's monthly gross dealer concessions on a bi-monthly basis until the loan is paid in full. The note receivable is secured by the commissions of the representative and is non-interest-bearing through May 31, 2013 at which time any remaining unpaid amounts are due. Any outstanding amounts not repaid by May 31, 2013 will bear interest at a fixed annual rate of six percent. At December 31, 2011 and 2010, the balances of this note receivable were $15,290 and $33,383, respectively.

The Company periodically has receivables from sales representatives and financial institutions resulting primarily from reimbursements owed to the Company from these parties in excess of commissions payable. These receivables totaled $15,253 and $26,000 at December 31, 2011 and 2010, respectively.

Note 7 - Members' Equity

The Company's Operating Agreement provides for three classes of membership interest: Class A, Class B and Class C. The Company is authorized to issue 150,000 Class A units, 860,000 Class B units, and 500,000 Class C undesignated units. The Company may also issue partial units. The number of Class A units may not be increased without the affirmative vote of 80% or more of the outstanding Class A units. Only Class A members may vote or participate in the management of the Company. Each Class A member has only one vote, regardless of the amount of their capital contribution or the number of units owned. All classes share in the profits, losses and distributions of the Company according to their respective membership interest. Each member's liability is limited to the amount of their contribution. The Company has the option to purchase members' units upon the occurrence of certain events as defined by the Operating Agreement. During 2011, the Company converted 60,000 Class A units to Class B units. During 2010, the company redeemed all Class C membership interests.

A summary of membership interests by class at December 31, 2011 and 2010 is as follows:

	2011		2010	
	Units	Cost	Units	Cost
Membership interests				
Class A	70,000	$ 70,000	130,000	$ 130,000
Class B	241,746	304,656	191,746	255,656
Class C	-	-	-	-
	311,746	$ 374,656	321,746	$ 385,656

Note 8 – Life Insurance

The Company is the beneficiary to various life insurance policies on several members of the Company. These policies are term life policies and have no cash surrender value. During 2010, the Company was the full beneficiary on these policies. During 2011, the Company elected to reduce the amounts of its contributions to the policies by one half with a corresponding decrease in the amount of insurance. Insured members could elect to pay one half of the premiums to retain the full amount of insurance coverage. Under this election, both the member and the Company would be fifty percent beneficiaries in the policy. The face value of the policies on members totaled $4,517,000 and $4,772,000 at December 31, 2011 and 2010, respectively. The beneficiary amounts of Company under these policies totaled $2,636,000 and $4,772,000 at December 31, 2011 and 2010, respectively.

Note 9 – Operating Leases

The Company leases software under a monthly operating lease. A portion of the lease payments are reimbursed to the Company from sales representatives utilizing the software. Payments under this lease, after reimbursements from sales representatives, totaled $19,056 and $18,770 in 2011 and 2010, respectively.

The Company leases office and computer equipment under monthly operating leases. Payments under these leases totaled $5,716 and $6,211 in 2011 and 2010, respectively.

Note 10 - Change of Clearing Firm

During 2011, the Company changed its clearing firm from Mesirow Financial to National Financial Services, LLC (National Financial). The Company incurred total costs of $21,554, including legal fees, in connection with this change.

Under the terms of the new agreement, the Company is required to remain with National Financial through August, 2018. In the event the Company terminates the agreement prior to August, 2018 for any reason other than those permitted by the agreement, the Company could incur estimated early termination fees to National Financial as follows:

Year of Termination	Amount of Early Termination Fee
Year 1	$ 1,227,500
Year 2	1,067,500
Year 3	882,500
Year 4	888,700
Year 5	649,000
Year 6	409,500
Year 7	170,000

Note 11 - Restricted Cash Balance

Under the terms of the Company's clearing agreement with National Financial, and formerly Mesirow, the Company is required to maintain funds in a deposit account at the clearing firm. Funds in the account may be used to cover any insufficiency in the Reserve for Bad Debt Account, as defined by the agreement. At December 31, 2011 and 2010, the Company had restricted cash balances under these agreements of $75,000 and $50,000, respectively.

Note 12 - Arbitration and Potential Claims

During 2010, the Company accepted a global settlement offer of $175,000 relating to claims made to the fidelity bond company for losses relating to client settlements in 2009 in exchange for releasing the fidelity bond company from any further liability for the clients involved.

During 2010, the Company was notified that it had been named as a party in two separate FINRA arbitration hearings involving claims of four clients relating to losses incurred from investments in a specific product. The Company reached settlement agreements with all four clients for a total of $98,333 which was paid by the insurance company.

During 2011, the Company was notified that it had been named as a party in a FINRA arbitration hearing involving claims by the bankruptcy trustee relating to losses totaling $435,000 incurred from investments in a specific product. An evidentiary hearing for this matter has not yet been set; however, should the Company not prevail under this arbitration, any settlement amounts incurred by the Company are expected to be paid by the Company's errors and omissions insurance policy, the deductible of which has already been met by the Company. The Company is potentially liable for commissions and due diligence fees totaling $47,900 paid to the Company by the product sponsor; however, no accrual has been recorded by the Company due to the uncertain nature of this action.

During 2011, the Company was made aware of misconduct by an employee of a financial institution in which the Company maintains an office. The employee is also a registered representative of the Company. The Company has not been named in any claims relating to the misconduct; however, the Company has incurred legal fees of $82,748 relating to this matter. In addition, the Company has recorded a liability for the full amount of its deductible of $25,000 under the applicable policy should any claims arise.

The resulting gain (loss) from these claims consists of the following:

	2011	2010
Funds received		
Proceeds from fidelity bond insurance	$ -	$ 175,000
Costs incurred		
Accrual of insurance deductible	25,000	-
Legal fees	82,748	9,926
Total costs incurred	107,748	9,926
Net gain (loss) on arbitration and potential claims	$ (107,748)	$ 165,074

Supplementary Information
December 31, 2011 and 2010

Eagle One Investments, LLC

Net Capital	
Total members' equity from the statement of financial condition	$ 280,051
Deductions	
Nonallowable assets	
Net commissions receivable in excess of liabilities	(30,430)
Receivables from non-customers	(52,384)
Haircuts on securities	(1,140)
Clearing firm unsecured debits	(5,098)
Equipment	(22,407)
Prepaid expenses and other assets	(2,739)
Net capital	$ 165,853
Computation of Basic Net Capital Requirements	
Minimum net capital required - greater of 6-2/3% times aggregate indebtedness or $50,000	$ 50,000
Excess net capital	$ 115,853
Excess net capital at 1,000% (Net capital less greater of 10% of total aggregate indebtedness or 120% of minimum net capital required)	$ 105,853
Aggregate Indebtedness	
Total aggregate indebtedness included in the statement of financial condition	$ 442,765
Other unrecorded amounts	47,900
Total aggregate indebtedness	$ 490,665
Ratio of aggregate indebtedness to net capital	2.96:1
Reconciliation with Company'S Computation	
Net capital per Part II of Form X-17A-5, as originally filed	$ 165,853
Net year end adjustments	-
	$ 165,853

Independent Auditor's Report on Internal Control Required by Rule 17a-5(g)(1)

The Members
Eagle One Investments, LLC
Washington, Iowa

In planning and performing our audit of the financial statements and supplemental schedule of Eagle One Investments, LLC (the Company), as of and for the year ended December 31, 2011 in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13.
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

www.eidebailly.com

1730 Burnt Boat Loop, Ste. 100 | P.O. Box 1914 | Bismarck, ND 58502-1914 | T 701.255.1091 | F 701.224.1582 | EOE

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above. However we identified the following deficiency in Eagle One Investment, LLC's internal control to be a significant deficiency:

Lack of Segregation of Duties

The Company has a limited number of personnel, and accordingly, lacks adequate internal controls due to limited segregation of duties. This is not uncommon in an entity of its size. We understand that the majority owner performs all accounting and reporting functions and we bring this to your attention as a matter of record.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2011 to meet the SEC's objectives.

This report is intended solely for the information and use of management, the SEC and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Eide Bailly LLP

Fargo, North Dakota
February 27, 2012

Independent Auditor's Report on Applying Agreed-Upon Procedures Related to an Entity's SIPC Assessment Reconciliation

The Members
Eagle One Investments, LLC
Washington, Iowa

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [General Assessment Reconciliation (Form SIPC-7)] to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2011, which were agreed to by Eagle One Investments, LLC, and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating the Company's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). Eagle One Investments, LLC management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries noting no differences;

2. Compared the Total Revenue amounts of the audited Form X-17A-5 for the year ended December 31, 2011 with the amounts reported in Form SIPC-7 for the year ended December 31, 2011 noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers noting no differences; and

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Eide Bailly LLP

February 27, 2012
Fargo, North Dakota

SCHEDULE OF ASSESSMENT PAYMENTS

Check Number	Check Date	Cleared Date	Amount	SIPC Collection Agent
8994	7/29/2011	8/16/2011	$1,316.85	*
9323	2/19/2012	Not cleared	$1,147.67	*

* Checks were sent to:

Securities Investors Protection Corporation
P.O. Box 62185
Washington, DC 20090-2185

SIPC-7 (33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

For the fiscal year ended DECEMBER 31, 2011
(Read carefully the instructions in your Working Copy before completing this Form)

SIPC-7 (33-REV 7/10)

RECEIVED FEB 29 2012

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

051002 FINRA DEC
EAGLE ONE INVESTMENTS LLC 18*18
401 WESTVIEW CT
WASHINGTON IA 52353-2907

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

DAVE PAULSON 701-223-5394

2. A. General Assessment (item 2e from page 2)		$ 2,464.52
B. Less payment made with SIPC-6 filed (exclude interest) 7/29/11 Date Paid		(1,316.85)
C. Less prior overpayment applied		( )
D. Assessment balance due or (overpayment)		1,147.67
E. Interest computed on late payment (see instruction E) for ____ days at 20% per annum		
F. Total assessment balance and interest due (or overpayment carried forward)		$ 1,147.67
G. PAID WITH THIS FORM: Check enclosed, payable to SIPC Total (must be same as F above)	$ 1,147.67	
H. Overpayment carried forward	$( )	

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

EAGLE ONE INVESTMENTS, LLC
(Name of Corporation, Partnership or other organization)

Dave Paulson
(Authorized Signature)

Dated the 16 day of FEBRUARY, 2012.

CEO/TREAS.
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning 1/1, 2011
and ending 12/31, 2011

Item No.	Eliminate cents
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 8,098,091
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	—
(2) Net loss from principal transactions in securities in trading accounts.	—
(3) Net loss from principal transactions in commodities in trading accounts.	—
(4) Interest and dividend expense deducted in determining item 2a.	—
(5) Net loss from management of or participation in the underwriting or distribution of securities.	—
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	—
(7) Net loss from securities in investment accounts.	—
Total additions	—
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	6,032,229
(2) Revenues from commodity transactions.	—
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	141,419
(4) Reimbursements for postage in connection with proxy solicitation.	—
(5) Net gain from securities in investment accounts.	—
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	—
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	—
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): SEE ATTACHED (Deductions in excess of $100,000 require documentation)	928,632
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $ —	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $ —	
Enter the greater of line (i) or (ii)	—
Total deductions	7,102,280
2d. SIPC Net Operating Revenues	$ 985,811
2e. General Assessment @ .0025	$ 2,464.52 (to page 1, line 2.A.)

EAGLE ONE INVESTMENTS, LLC
OTHER REVENUE NOT RELATED TO SECURITIES BUSINESS
2011

Limited Partnerships and Private Placements	$	234,136.42
Reimbursement for Clearing Firm Transition Costs		595,000.00
Rep Reimbursement for Subscription Charges		99,495.20
		928,631.62